FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a–16 OR 15d–16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

Commission File Number: 001-33178

MELCO CROWN ENTERTAINMENT LIMITED

36th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20–F or Form 40–F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3–2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3–2(b):

82–  N/A

MELCO CROWN ENTERTAINMENT LIMITED

Form 6–K

Explanatory Note

This 6-K is filed to amend the list of subsidiaries filed as Exhibit 8.1 to the registrant’s Annual Report on Form 20-F filed with the Commission on March 31, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MELCO CROWN ENTERTAINMENT LIMITED

By:	/S/ SIMON DEWHURST
Name:	Simon Dewhurst
Title:	Executive Vice President and Chief Financial Officer

Date: May 7, 2010

Exhibit 99.1

Amended List of Subsidiaries

1.	MCE Finance Limited, incorporated in the Cayman Islands

2.	MPEL International Limited, incorporated in the Cayman Islands

3.	MPEL Nominee One Limited, incorporated in the Cayman Islands

4.	MPEL Nominee Two Limited, incorporated in the Cayman Islands

5.	MPEL Investments Limited, incorporated in the Cayman Islands

6.	Melco Crown Gaming (Macau) Limited, incorporated in the Macau Special Administrative Region of the People’s Republic of China

7.	Golden Future (Management Services) Limited, incorporated in the Macau Special Administrative Region of the People’s Republic of China

8.	Melco Crown (Cafe) Limited, incorporated in the Macau Special Administrative Region of the People’s Republic of China

9.	Melco Crown (COD) Hotels Limited, incorporated in the Macau Special Administrative Region of the People’s Republic of China

10.	Melco Crown (COD) Developments Limited, incorporated in the Macau Special Administrative Region of the People’s Republic of China

11.	Altira Hotel Limited, incorporated in the Macau Special Administrative Region of the People’s Republic of China

12.	Altira Developments Limited, incorporated in the Macau Special Administrative Region of the People’s Republic of China

13.	Melco Crown Hospitality and Services Limited, incorporated in the Macau Special Administrative Region of the People’s Republic of China

14.	Melco Crown (COD) Retail Services Limited, incorporated in the Macau Special Administrative Region of the People’s Republic of China

15.	COD Theatre Limited, incorporated in the Macau Special Administrative Region of the People’s Republic of China

16.	Melco Crown COD (HR) Hotel Limited, incorporated in the Macau Special Administrative Region of the People’s Republic of China

17.	Melco Crown COD (GH) Hotel Limited, incorporated in the Macau Special Administrative Region of the People’s Republic of China

18.	MPEL Services Limited, incorporated in the Hong Kong Special Administrative Region of the People’s Republic of China

19.	Melco Crown Security Services Limited, incorporated in the Macau Special Administrative Region of the People’s Republic of China

20.	MPEL Ventures Limited, incorporated in the British Virgin Islands

21.	MPEL Properties (Macau) Limited, incorporated in the Macau Special Administrative Region of the People’s Republic of China

22.	MCE Holdings Limited, incorporated in the Cayman Islands

23.	MCE International Limited, incorporated in the Hong Kong Special Administrative Region of the People’s Republic of China

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